Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)
170 University Avenue
Suite 1000
Toronto, Ontario
M5H 3B3

Item 2	Date of Material Change

May 10, 2018.

Item 3	News Release

The press release attached as Schedule “A” was disseminated through Marketwired on May 10, 2018 with respect to the material changes.

Item 4	Summary of Material Change

On May 10, 2018, the Company announced that the over-allotment option granted to Bloom Burton Securities Inc. as agent for its offering of 33,799,961 units, has been exercised and the Company has sold an additional 5,066,666 units for additional gross proceeds to the Company of CDN $1,519,999.80.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Please see the press release attached as Schedule “A”.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following executive officer is knowledgeable about the material changes and may be contacted about this report:

Stephen Randall
Chief Financial Officer
(416) 548-7522 (ext. 152)

Email:	stephen@titanmedicalinc.com
Website:	www.titanmedicalinc.com

Item 9	Date of Report

May 22, 2018.

Schedule “A”

[See Attached]

Titan Medical Announces Closing of Over-Allotment Option

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, May 10, 2018 -- Titan Medical Inc. (the “Company”) (TSX:TMD) (OTCQB:TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), is pleased to announce that the over-allotment option (the “Over-Allotment Option”) granted to Bloom Burton Securities Inc. as agent for its offering (the “Offering”) of 33,799,961 units (the “Units”) at a price of CDN $0.30 per Unit (the “Offering Price”) completed on April 10, 2018, has been exercised, and the Company has sold an additional 5,066,666 Units at the Offering Price for additional gross proceeds to the Company of CDN $1,519,999.80.

Each Unit consists of one common share of the Company (a “Common Share”) and one common share purchase warrant entitling the holder to purchase one Common Share at a price of CDN $0.35 until expiry on April 10, 2023. The net proceeds of the Offering, including those raised pursuant to the Over-Allotment Option, will be used to fund continued development work in connection with the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes.

The Common Shares sold and issued in connection with the Over-Allotment Option were listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol TMD at the opening on May 10, 2018.

The Units were qualified for sale by way of a prospectus dated April 3, 2018 (the “Prospectus”) filed by the Company in the Provinces of British Columbia, Alberta and Ontario.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in MIS. The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including statements with respect to the use of the net proceeds of the Offering, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 and in the Prospectus (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons,” as such term is defined in Regulation S promulgated under the U.S. Securities Act (“U.S. Persons”), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

Contact Information

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com

or

Bruce Voss
(310) 691-7100
bvoss@lhai.com